Suite 3120 - 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  1 - 2010

JANUARY 11, 2010
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES 2009 PRODUCTION RESULTS AND
FUTURE PRODUCTION PLANS

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex:AZK) is pleased to announce its 2009 gold production results and future production plans.

2009 Gold Production

Gold production from Aurizon’s 100% owned Casa Berardi mine for the year ended December 31, 2009, totalled 159,261 ounces from the processing of 688,676 tonnes at an average grade of 7.8 grams of gold per tonne.  Recoveries for the year averaged 92.6%.  Gold production was ahead of the Company’s 2009 guidance of 150,000 to 155,000 ounces and it is anticipated that total cash costs per ounce will be in line with the Company’s guidance of US $414 per ounce for 2009.

Fourth Quarter 2009 Gold Production

Ore processed in the fourth quarter 2009 amounted to 172,343 tonnes at an average grade of 7.2 grams of gold per tonne.  Metallurgical recoveries of 91.9% resulted in gold production of 36,459 ounces in the quarter.

Forecast Gold Production for 2010

It is estimated that Casa Berardi will produce between 145,000 to 155,000 ounces of gold in 2010 at an average grade of 6.7 grams of gold per tonne.  Average daily mine production is estimated at 2,000 tonnes per day, up from 2009.  The slight decrease in gold production for 2010 is attributable to lower average gold grades being included in the 2010 mine plan, particularly in the first part of the year.  Definition drilling and resulting geological interpretation has caused modifications to the stope design for the Lower Inter zone, which has resulted in mining a larger mineralized envelope containing lower grade ore.  Approximately 43% of production will come from the Lower Inter Zone, 48% from Zone 113, and the residual 9% from smaller zones and development material.

Assuming a Canadian/U.S. dollar exchange rate of 1.05, total cash costs per ounce for the year are anticipated to approximate US$490 per ounce in 2010.  Onsite mining, milling and administration costs are expected to average $104 per tonne, in line with 2009 performance.

Sustaining capital expenditures at Casa Berardi are estimated to be $20.7 million in 2010 and will include development of the upper and lower portions of Zone 113, underground infrastructure, and equipment replacement of $2.6 million.

Future Gold Production

From 2011 onwards, annual gold production of 160,000 to 170,000 ounces is anticipated at total cash costs approximating US $425 per ounce, as higher grade areas are included in the mine plan.  It is anticipated that the mine plan will be revised to incorporate the final results of the extensive drill programs currently in progress.

“Casa Berardi contributed another strong performance, exceeding targets, and producing approximately 159,000 ounces for the third consecutive year.”  said David Hall, President and Chief Executive Officer. “2010 will be a transitional year as we prepare Casa Berardi for increased production in 2011 and beyond.  We will have an active year of exploration with a total of fourteen drill rigs operating at our projects to follow up on the encouraging drill results at Casa Berardi and the positive pre-feasibility study completed at Joanna in 2009.”

Casa Berardi Gold Mine, Quebec

At Casa Berardi, surface exploration will focus on testing the depth extension of the Lower Inter zone, infill drilling of the Principal zone, and testing the depth and lateral extensions of the East mine area.

In addition, drill rigs will be active underground, performing infill drilling on zones 113, Lower Inter and zones 124-1 and 124-2 within the Principal zones area, and exploration drilling on zones 118 and 123, and on the depth extension of zone 113.  The exploration drift on the 550 metre level will be extended to the east by approximately 600 metres to provide drill access to test the area between the lower part of the Principal zones and upper parts of zones 118 and 123.

A total of $3.8 million will be invested at Casa Berardi in the first quarter, 2010, comprising 33,000 metres of drilling, with up to eleven (11) rigs active.   Additional exploration programs and budgets for the balance of the year will be developed to reflect the results achieved in the first quarter of 2010.

Joanna Gold Project, Quebec

At Joanna, a $3.4 million surface exploration program, comprising 28,000 metres of drilling, will test targets to the north and south of the Hosco deposit; perform infill drilling on the Heva deposit; test a potential satellite pit, approximately 700 metres west of the proposed Hosco pit; and test potential extensions of the Hosco pit.  Three (3) drill rigs will be active on the Project during this time.

In addition, work has commenced under the direction of BBA Inc., Montreal, Quebec, on a final feasibility study, which is anticipated to be completed in the fourth quarter, 2010.

Kipawa Gold – Rare Earth Elements Property, Quebec

At Kipawa, an exploration drill program is under consideration as follow up on the work performed in the 2009 field program.

Corporate Development

Aurizon continues to focus on its organic growth within the Abitibi area, whilst evaluating accretive opportunities within North America to enhance its reserve and production profile.

2009 Year End Financial Results

Aurizon expects to release fourth quarter and 2009 year end financial results on or about March 18, 2010, and will hold a conference call to discuss the results.  Details of the call, including times and contact numbers, will be announced closer to the date.

Aurizon also expects to release, at approximately the same time, an updated mineral reserves and resources estimate for the Casa Berardi mine.

Quality Control

Information of a scientific or technical nature in this news release was prepared under the supervision of Martin Bergeron, P.Eng., Vice President, Operations and a qualified person under National Instrument 43-101.

January 11, 2010
News Release

Aurizon Announces 2009 Production Results and Future Production Plans

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Non GAAP Information

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this release.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  Total cash costs are calculated in accordance with a standard developed by The Gold Institute, which is the accepted standard for reporting cash costs of production in North America.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Forward-looking Information

Estimates regarding production, costs and expected recoveries at Casa Berardi in 2010 and the Company’s budgets and planned exploration and development programs on its various properties for 2010 constitutes ‘forward-looking information’ within the meaning of applicable Canadian securities legislation and will be updated if required under applicable Canadian securities laws.  This information is provided as general guidance only and is based on assumptions and subject to risks as described below.  Readers are cautioned that actual results may vary from the forward-looking information disclosed.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President, Operations Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Valerie Lacasse: vlacasse@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

January 11, 2010
News Release

Aurizon Announces 2009 Production Results and Future Production Plans

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this forward-looking information.  Forward-looking information includes, but is not limited to,  statements regarding the Company’s expectations and estimates as to future gold production, total cash costs per ounce, onsite mining, milling and administration costs and sustaining capital expenditures at Casa Berardi,  the Company’s expected expenditures and planned programs on its properties for 2010.  In addition, forward-looking information includes statements with respect to estimated mineral reserves and resources, anticipated effects of drill results on the Company’s projects, timing and expectations of future development, exploration, and work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will”, be taken, occur or be achieved. The forward-looking information expresses, as at the date of this news release, the Company’s plans, estimates, forecasts, and expectations, as to future events or results and are based on certain assumptions that the Company believes are reasonable, and the further assumptions that past operational performance will continue, there will be no material disruption in operations, demand for and the price of gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if an when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant and equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of development and exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral reserves and resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.